Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 26, 2021

Canadian National Railway Company (“CN”) is making the following communication available through the website www.connectedcontinent.com, a website maintained by CN providing information relating to its proposed merger with Kansas City Southern (“KCS”).

Thank you to the following organizations for supporting our pro-competitive proposal to combine with Kansas City Southern to create the premier railroad for the 21st century.

Customers	Supply Chain Partners	Suppliers
ABC Cork Co.	Active Warehousing Inc.	4Refuel
ABC Recycling	Alabama Export	Acklands-Grainger Inc.
Acculogix Distribution	Railroad, Inc. (ALE)	Actelis Networks
Services	Alberta Midland Railway	Alliance Wheel Services
Accuristix	Terminal Ltd. (AMRT)	LLC
Advantage Solutions	ALFER GROUP	Alstom Signaling
Agri Trading Corp	Arrimage Ideal	Operation, LLC
Agro Meat Inc	Bailly’s Transload	American Refining
Agrocorp Processing Limited	Battle River Railway	Group, Inc.
AIR TRANS FORWARDING	BCI Bulkhaul Carriers Inc.	APC Engineering SA de CV
Alerio Marketing Inc.	Belledune Port Authority	Asignet Technology
Aliments Lucyporc	Big Sky Rail Corp.	DNA
Alliance Energy	Bulk Plus Logistics	Atlas Oil Company
Allied Maritime Services Inc.	Burlington Junction	BeyondTalent
Altex Energy Ltd.	Railway	Bluewater Regional
Angelo’s Garden Centre	C. Reiss Company, LLC	Networks Inc. (BRNi)
APPS Transport Group	Cando Rail & Terminals	Bulk Equipment Corp.
ArcelorMittal Tubular	Ltd. (Short Line	C-TAI Energy Corp.
Products USA LLC	Operator)	C. Keay Investments Ltd.
Atlantic Container Line	Cando Rail & Terminals	Canad Inns
Aurora Wood Pellets Ltd	Ltd. (Terminals)	Canadian Rail Equipment
Auto Lineas America, S.A. de	CBRE Limited	Works & Services Inc.
C.V	Charles City Rail	Canal Geomatics Inc.
AXSUN	Terminal, LLC	Cando Rail & Terminals
Badger Mining Corporation	DICEX	Ltd. (Supplier)
Bassett & Walker	INTERNATIONAL INC.	Canorie Capital Advisors
International, Inc.	DICEX LOGISTICA	Corp.
Bellemare Heavy Haul and	S.A. de C.V.	Cariboo Central Railroad
Rigging	DICEX, S.A. de C.V.	Contracting Ltd.
Beverage World Inc.	DP World-Americas	CBS Maintenance Ltd.
Border City USA	Effingham Railroad	CDAO Services
Boreal Bioenergy Corporation	Company	CIT Rail
Boscus/Arbec Bois d’Oeuvres	G2 Logix	CloudOps Inc.
Inc.	GCT Global Container	Coco Group
BridgePoint Logistics	Terminals Inc.	Cofomo
Bridgestone Canada, Inc.	Genesis Supply Chain	Communications
Building Products of Canada	Services LTD	Transcript
Corp.	GIO Railways	Computer Connection of
Caldic Canada Inc.	Goodrich Terminal Ltd.	CNY, Inc.
Calgary Metal Recycling Inc.	Grandmother’s Bake	Dalpos Enterprise
	Shoppe	Solutions Group

Canada Golden Fortune	Heritage Marine	Day 2 Mobility Ltd.
Potash	Holt Logistics Corp.Hunt	Dell Technologies
Canada Matling Co. Limited	Refrigeration (Canada)	Duos Technologies
Canada Synergy Services	Inc.	Group, Inc.
Corporation	Hutchison Port Holdings	Evolution Powersports
Canworld Foods Group Ltd.	Indiana Business	Fremantle Trailer Repairs
Capital Paper Recycling Ltd	Railroad	Ltd.
CDS Transportation Services	Intermobil Terminal	G4S Canada
Ltd	Keystone Shipping Co.	Granite
Centennial Gas Liquids, ULC	La Société du Chemin de	Telecommunications
Central Salvage Ltd.	Fer de la Gaspésie	Groupe St-Henri (GSH)
CLN Industries International	(SCFG)	Hallcon Corporation
Inc.	Last Mountain Railway	Handy at Heights
CMA CGM LLC	Linear Logistics	Construction Inc.
Coalspur Mines (Operations)	Livingston	Herzog Rail Services,
Ltd.	Transportation Inc.	Inc.
Coca-Cola Canada Bottling	Loyal Express Logistics	Holland, L.P.
Ltd	Matagami Transload	IAT International Inc.
ColdFront	MCL McGill Carriers	IDMR Solutions Inc.
Conagra Brands	Ltd.	Indixio Inc.
Contour Energy	Mineral Range Inc.	Infosat Communications
CST Canada Coal Limited	Mississippi Export	LP
Dairy Fountain Inc./Fountain	Railroad Company	Infosys Limited
Food and Beverages Ltd.	(MSE)	Iron Road Software &
Dakkokta Integrated Systems,	Montreal Gateway	Simulation
LLC	Terminals Partnership	Ironhead Marine, Inc.
DB GRANITE INC.	Montreal Port Authority	ISAAC Instruments Inc.
DeerGarden Resources Ltd.	NASCENT Technology	ITONICS GmbH
Detroit Bulk Storage, Inc.	LLC	John Hunter Company
DFK Enterprise, Inc.	Parsec, Inc.	Jones Lang LaSalle Real
Divine & David Inc.	PiVAL International	Estate Services, Inc.
Dubo International Logistics	Priam Logistics Inc.	JRB Strategic Consulting
Inc.	Prince Rupert Port	Knox Kershaw Inc.
East & West Transportation	Authority	Koppers Inc.
Eastman Kodak	PSA Halifax	Krusinski Construction
ED&F Man Liquid Products	QSL America Inc.	Company
LLC	Rail Logix	L.B. Foster
Effingham Equity	Ray-Mont Logistics	L&T Services, LLC
Evergreen Shipping Agency	Ronsco Inc.	Lakehead Construction
(America) Corp.	Sartigan Railway	Inc.
Ferrous Processing & Trading	Sega Carriers	Lee-Potter S.E.N.C
Co.	Services Nolitrex Inc.	Les Entreprises Ekyrail
Fine Choice Foods LTD	Side Group Rail	Inc.
Freightera Logistics Inc.	SOPOR Societe du port	Lilee Systems
FX Innovation	ferroviaire de Baie-	Logient Inc.
G3 Canada Limited	Comeau	Logimethods

Galaxy Lithium Canada Inc.	Standard Distribution Co.	Logistical Data Services
GESCO Group of Companies	Stupp Bros., Inc.	Lottridge Tire &
Globco International Inc	The Mercury Group	Retreading Inc./Lottridge
Go Expedited	Torq Energy Logistics	Tire Mississippi, Inc.
Good Food for Good Inc.	Ltd	Max-Atlas Equipment
GrainsConnect Canada	TRANSPORTES	lnternational Inc.
Operations Inc.	CHUVIALCO, S.A. de	MAXA AI Inc.
Grande Cheese Company	C.V.	Metro East Industries Inc.
Limited	Transrail FN 27 Inc.	Microfocus Software
Greenfield Global	Traxxside Logistics Inc.	Canada
Grizzly Oil Sands ULC	Union City Terminal	Morgan’s Transport
Groupe Transit	Railroad	Refrigeration Services
Guycan Plastics Limited	Verplank Dock Co.	Ltd
Hopewell Logistics Inc.	VIP Rail ULC	Nakina Lumber
Hudson’s Bay Company	Wisconsin Great	Inc./Longlac Lumber Inc.
HyLife Food Windom, MN	Northern Railroad	National Steel Car
HyLife Foods Canada	Wolverine Terminals	Limited
Interstate Asphalt Corp.	ULC (Support Letter)	New York Air Brake
Ivaco Rolling Mills L.P.		LLC
Javelin Global Commodities		NorthStar Frontier
(UK) Ltd.		Services, Inc.
JDS Energy & Mining Inc.		NOVIPRO Inc.
JNL Industrial Supply Ltd.		OCR Canada
Johnvince Foods/Planters		Overture Promotions
Canada		Pehler Oil LLC
KFI Inc.		Pennsy Corp.
Kristom International Inc.		Platinum Track Services
Laberge Transport		Inc.
Lehigh Cement		Pro Reefer and Mobile
Les Chantiers Chibougamau		Truck Services Inc.
LGP Energy Inc.		Progress Rail
Logibel		ProKarma, Inc.
Logistic Dynamics, LLC		Quality Rail Service Inc.
Louisiana-Pacific,		Quality Railway Services
Corporation		Ltd (QRS)
Mammoth Project Services		R. J. Corman Railroad
(Mammoth)		Group
Maple Leaf Foods		Reefer Sales & Service
Maritime-Ontario Freight		(Toronto) Incorporated
Lines Limited		Remprex, LLC
Materiaux Blanchet		Rite-Way Truck and
McCain Foods		Trailer, LLC
Mediterranean Shipping		Sednove
Company (Canada) Inc.		SNC Solutions
Mediterranean Shipping		SolidCAD Cansel
Company USA Inc.		Company

Medlog Canada	Sperry Rail Service
Metal Ox Warehousing &	Stealth Monitoring
Logistics	Strato, Inc.
Midstream Energy Partners	Sumitomo Canada Ltd
(MEP)	Superior Truck and
Minhas Furniture House Ltd	Trailer
Missouri Sugars, LLC	SyTech Corporation
MMI Freight Systems Inc.	Talsom
MobilEx Terminal Ltd.	Tech Mahindra Rail
Montship Inc.	Telecon Inc.
Motive Rail, Inc.	Tetra Tech, Inc.
N.A. Freight Logistics	The Aloft Group, LLC
National Silicates	The Humphrey Group
Nature’s Path Foods	Tideworks Technology
New World Fuel S.A. de C.V.	Tiger Calcium Services
New World Global, LLC	Inc.
Nordic Kraft L. P.	Toplift North America
North Atlantic International	Inc.
Logistics	TRC
Ocean Network Express	Tundra Technical
(ONE)	Solutions
Ocean Spray Cranberries, Inc.	U.S. Oil
OEC Group	Ullix Information
Oleum Energy Solutions LLC	Systems Inc.
Paterson GlobalFoods Inc.	Ultimate Kronos Group
Pembina Midstream (U.S.A.)	(UKG)
Inc. (PMidUSA)	Universal Rail Systems
Pembina Pipeline Corporation	Inc.
Pinnacle Renewable Energy	V3 Companies
Inc.	Vossloh North America
Pizza Pizza Ltd.	Vulcafrio S.A. DE C.V.
Precision EFI	Weber Oil Company, Inc.
Precision Vehicle Holdings	Weichert Workforce
Premier Cooperative Inc.	Mobility Inc.
Primetime	ZTR Control Systems
Produits Forestiers Arbec Inc.	Canada
Propane Levac Propane Inc.
Puratos Canada
Ragasa Industries
Red Leaf Pulp
Reliance Carriers Inc.
Revel Midstream Services
Inc.
Richardson International
Limited
Rise Kombucha

Robinson Bioproducts Inc.
Ronald A. Chisholm Limited
Roslin Enterprises
Royal Canadian Steel Inc.
Rutgers Polymers Ltd.
Sabretooth Global Logistics
Sea-Sky Shipping (North
America) Company Ltd.
Secure Energy Services Inc.
Serafina Energy Ltd
Sharp Base Cold Storage
Sidca Trading Ltd.
Simpolo Tile & Stone
International Corp.
Sinclar Group Forest Products
Ltd.
SM Line Corporation
Source Energy Services
Special Areas Board
St. Marys Cement
(Votorantim Climentos)
Stella-Jones
Stonebrook Foods Inc.
Suit-Kote Corporation
Superior Fuel
Surplus Furniture and
Mattress Warehouse
Telkwa Coal Limited
Tervita Corporation
TFI International Inc.
TG Appliance Group
The Greengrocer Inc.
Thomas, Large & Singer Inc.
(TLS)
Thomson Terminals Limited
Topflight Grain Cooperative
Inc.
Trans-Frt. McNamara
TransEnergy Services
Triumph Express Service
Canada Inc.
United Petrochemical Canada
Inc.
Viandes Décarie
Viva Logistics Inc.
Volume Freight Solutions Inc.

Voysus Connections Experts
Inc.
W. Robins Consulting Ltd.
(WRC Freight Services)
Warner Petroleum
Welded Tube of Canada
Corp.
Wellington Motor Freight
(Wellington Group of
Companies)
Westaqua Commodity Group
LTD.
Western Clay Corp.
Windstar LPG, Inc.
Winoa USA Inc.
ZIM Integrated Shipping
Services (Canada) Co. Ltd.

Public and Government	Industry Associations	Other Supporters
Officials	and Chambers of	Lee & Associates of
Mayor Darwin Nelson,	Commerce	Illinois, LLC
Lucedale, MS	Alberta’s Industrial	Molto Properties
Mayor Doug Jones, Town of	Heartland Association	Mphasis Ltd.
Owen, AB	Assumption Cooperative
Mayor Rodney Craig,	Grain Co.
Hanover Park, IL	Canada Pork, Canadian
Mr. David A. DeTroye, City	Meat Council and the
Administrator/Clerk/Treasurer	Canadian Pork Council
of Chilton, WI	Canadian Chamber of
Mr. Mark A. Kibby, Allen	Commerce in Monterrey,
Park, MI City Administrator	Mexico
Mr. Terence E. Crawford,	Canadian Management
City Manager/City Engineer	Centre
of Denison, IA	CIFFA Canadian
Pennsylvania State	International Freight
Representative Parke	Forwarders Association
Wentling	Food, Health and
The Honorable Danny Davis,	Consumer Products of
United States House of	Canada
Representatives	Greater Memphis
Village President David R.	Chamber
Brady, Bedford Park, IL	Illinois Manufacturers’
Village President Michael P.	Association
Collins, Plainfield, IL	Lincoln County
Economic Development
Corp.

Mississippi Forestry
Association
North Country Chamber of Commerce
Oshkosh Chamber of
Commerce
Shipping Federation of
Canada

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.